================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              For October 27, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION


                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  October 27, 2005

P R E S S   R E L E A S E
================================================================================

Calgary, Alberta, Canada -- October 27, 2005


                    PRECISION DRILLING CORPORATION ANNOUNCES
           68% INCREASE IN OPERATING RESULTS, EXCLUDING ONE-TIME ITEMS

================================================================================

Diluted earnings per share from continuing operations were $0.02 in the third quarter of 2005 compared to $0.31 in 2004. Diluted earnings per share from continuing operations was reduced by $0.50 in 2005 as a result of a number of one time items the first of which is the $65.5 million premium on repayment of the Corporation's outstanding debentures and the second of which is the $20.3 million market value adjustment to the shares of Weatherford International Ltd. ("Weatherford") received on the sale of the Energy Services and International Contract Drilling divisions.

Excluding one time items related to the Corporation's recent asset disposal and reorganization activities, diluted earnings per share from continuing operations in the third quarter of 2005 was $0.52 compared to $0.31 in 2004. This 68% increase reflects the strong market for oilfield services in Canada and favorable weather conditions allowing activity levels to rise to meet demand. Increased demand has resulted in improved pricing for all of the Corporation's service offerings.

On August 31, the Corporation completed the sale of its Energy Services and International Contract Drilling divisions to Weatherford for a purchase price consisting of 26,000,000 common shares of Weatherford and $1,130,000,000 cash consideration and recognized an associated gain of $1.262 billion. On September 13, Precision closed the sale of CEDA International Corporation, which carried on the Industrial Services business, for cash proceeds of $274,000,000, recognizing a gain of $123 million.

In September, the Corporation announced its intention to reorganize its remaining operations and holdings into an income trust and on October 4 the associated Notice of Special Meeting of Securityholders and Information Circular was mailed to securityholders. The special meeting to consider the conversion is scheduled to take place on October 31, 2005 with the actual conversion taking place on or about November 7, 2005. Pursuant to the reorganization, shareholders will be entitled to receive in exchange for each common share held (i) one unit of the Trust; (ii) their pro-rata share of the 26 million common shares of Weatherford owned by Precision; and (iii) their pro-rata share of up to $850 million of cash. The Weatherford shares will not be subject to any resale restrictions, however, Precision will not be able to complete the reorganization or transfer the Weatherford shares until a registration statement filed by Weatherford is declared effective by the U.S. Securities and Exchange Commission. Based on current business conditions, it is anticipated that the Board of Trustees of the Trust will set the initial regular distributions to the Trust's unitholders at approximately $0.24 per Trust Unit per month with the first such payment expected to be made in the month following the effective date of the reorganization.

Also in September, Precision provided irrevocable redemption notices for the repayment of all of its outstanding debentures and on October 17, 2005 paid approximately $767 million to fulfill this obligation.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30
                                                   2005         2004   % Change
-------------------------------------------------------------------------------

Number of drilling rigs (end of period)             229          226        1.3
Drilling operating days                          12,539        9,479       32.3
Drilling revenue per operating day               16,259       15,029        8.2
Number of service rigs (end of period)              238          239         --
Service rig operating hours                     122,620      112,636        8.9
Service revenue per operating hour                  551          479       15.0
================================================================================


NINE MONTHS ENDED SEPTEMBER 30
                                                   2005         2004   % Change
-------------------------------------------------------------------------------

Number of drilling rigs (end of period)             229          226        1.8
Drilling operating days                          32,587       29,526       10.4
Drilling revenue per operating day               17,300       16,031        7.9
Number of service rigs (end of period)              238          239         --
Service rig operating hours                     335,108      344,315       (2.7)
Service revenue per operating hour                  567          498       13.9
================================================================================

Hank Swartout, Precision's Chairman, President and Chief Executive Officer, noted that "Precision's continuing operations have not been impacted by the sale and trust conversion processes. Ultimately, Precision is a service company and continues to focus on what has made it successful, building and maintaining long-term customer relationships. We will continue to work closely with our customers this winter to ensure a safe, efficient, and mutually successful drilling season."

Rig demand remains extremely strong and the wet weather conditions throughout the second quarter further enhanced the situation in the third quarter as ground conditions dried in July. The impact of this pent up demand resulted in an outstanding quarter for revenues and earnings as the backlog of wells to be drilled created a combination of positive factors. First, winter pricing held up through the spring and into the summer and second, whenever equipment became available there were customers that were prepared to put it to work immediately. This contributed to the 81% increase in operating earnings in the third quarter of 2005 relative to 2004.

Overall, the oil and gas service industry will benefit from the pricing leverage established from third quarter activity. Accordingly, increased pricing for the winter season will take effect in the fourth quarter.

All operating divisions reported significant revenue increases year over year. Well Servicing's 25% increase was somewhat lower than Contract Drilling's 43% increase due to the natural time lag between drilling and completing wells.

Operating costs were lower as a percentage of revenue despite crew wage increases that were implemented in the fourth quarter of 2004. Operating expenses declined from 58% of revenue in the third quarter of 2004 to 53% in 2005. Equipment repair and maintenance expenditures were lower on a per day basis as scheduled expenditures were spread over a higher activity level relative to last year. In addition, operating expenses have not increased as much as customer pricing.

General and administrative costs for the third quarter were slightly higher than the same period in 2004. As a percentage of revenue, general and administrative costs fell to 5.5% from 6.4 %. General and administrative costs should further decline as the corporate function continues to be sized to meet the needs of Precision's smaller business organization.

Depreciation expense remained relatively consistent as the impact of increased activity was offset by the change in the estimated useful life of drilling rigs from 4,150 to 5,000 utilization days effective January 1, 2005.


CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING STATEMENTS RELATING TO OUR PROPOSED REORGANIZATION AND THE WEATHERFORD SHARES, AND STATEMENTS THAT MAY CONTAIN WORDS SUCH AS "ANTICIPATE", "COULD", "SHOULD", "EXPECT", "BELIEVE", "WILL" AND SIMILAR ARE NOT HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PRECISION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE FLUCTUATIONS IN THE MARKET FOR OIL- AND GAS- AND RELATED PRODUCTS AND SERVICES; COMPETITION; POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH PRECISION DOES BUSINESS; THE DEMAND FOR SERVICES PROVIDED BY PRECISION; CHANGES IN LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, TO WHICH PRECISION IS SUBJECT AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN PRECISION'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                                 THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                                    SEPTEMBER 30,                SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS
(UNAUDITED)                                                                     2005           2004           2005           2004
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $   300,016    $   218,023    $   841,318    $   714,510

Expenses:
     Operating                                                               158,581        127,109        449,694        406,242
     General and administrative                                               16,486         13,942         56,495         44,951
     Depreciation and amortization                                            18,923         17,488         52,096         53,209
     Foreign exchange                                                         (5,930)        (2,315)        (6,448)        (7,326)
     -----------------------------------------------------------------------------------------------------------------------------
                                                                             188,060        156,224        551,837        497,076
----------------------------------------------------------------------------------------------------------------------------------

Operating earnings                                                           111,956         61,799        289,481        217,434

Interest
  Long-term                                                                   11,971         13,107         36,238         31,414
  Other                                                                           39             10            207             38
  Income                                                                      (4,784)          (165)        (6,878)          (299)
Premium on redemption of bonds                                                65,483             --         65,483             --
Unrealized loss in market value on short-term
     investments                                                              20,262             --         20,262             --
Gain on disposal of investments                                                   --         (2,532)            --         (2,574)
----------------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before
     income taxes                                                             18,985         51,379        174,169        188,855
Income taxes:
     Current                                                                 171,612         10,978        216,299         44,992
  Future                                                                    (155,009)         3,406       (142,101)        16,314
     -----------------------------------------------------------------------------------------------------------------------------
                                                                              16,603         14,384         74,198         61,306
----------------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                                            2,382         36,995         99,971        127,549
Discontinued operations, net of tax                                        1,380,266          5,712      1,447,046         31,672
==================================================================================================================================
Net earnings                                                               1,382,648         42,707      1,547,017        159,221

Retained earnings, beginning of period                                     1,206,052        910,793      1,041,683        794,279

Adjustment on cash purchase of employee stock
     options, net of tax - $9,823                                            (18,741)            --        (18,741)            --
----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                         $ 2,569,959    $   953,500    $ 2,569,959    $   953,500
==================================================================================================================================

Earnings per share from continuing operations:
     Basic                                                               $      0.02    $      0.31    $      0.81    $      1.12
     Diluted                                                             $      0.02    $      0.31    $      0.80    $      1.11
==================================================================================================================================
Earnings per share:
     Basic                                                               $     11.22    $      0.36    $     12.60    $      1.40
     Diluted                                                             $     11.00    $      0.36    $     12.36    $      1.38
==================================================================================================================================

Common shares outstanding (000's)                                            123,883        121,346        123,883        121,346
Weighted average shares outstanding (000's)                                  123,285        118,308        122,778        113,688
Diluted shares outstanding (000's)                                           125,686        119,816        125,145        115,156

CONSOLIDATED BALANCE SHEETS

                                                                              SEPTEMBER 30,   December 31,
CDN $000'S                                                                             2005           2004
----------------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
ASSETS

Current assets:
     Cash and cash equivalents                                                  $ 1,585,247   $   122,012
     Marketable securities, at lower of cost or market (market
          value - $2,072,749)                                                     2,072,749            --
     Accounts receivable                                                            356,335       309,292
     Inventory                                                                        6,603         7,734
     Other assets                                                                     7,742            --
     Assets of discontinued operations                                                   --       497,036
     -----------------------------------------------------------------------------------------------------
                                                                                  4,028,676       936,074

Property, plant and equipment, net of accumulated
     depreciation                                                                   925,112       897,584
Intangibles, net of accumulated amortization                                            487           498
Goodwill                                                                            266,827       266,827
Other assets                                                                             --         9,116
Assets of discontinued operations                                                        --     1,741,950
----------------------------------------------------------------------------------------------------------
                                                                                $ 5,221,102   $ 3,852,049
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                                   $   153,240   $   120,432
     Income taxes payable                                                           161,705        13,624
     Current portion of long-term debt                                              765,133            --
     Liabilities of discontinued operations                                              --       244,707
     -----------------------------------------------------------------------------------------------------
                                                                                  1,080,078       378,763

Long-term debt                                                                           --       718,850
Future income tax liability                                                         212,167       354,268
Liabilities of discontinued operations                                                   --        78,427

Shareholders' equity:
     Share capital                                                                1,323,709     1,274,967
     Contributed surplus                                                             35,189        26,024
     Cumulative translation adjustment                                                   --       (20,933)
     Retained earnings                                                            2,569,959     1,041,683
     -----------------------------------------------------------------------------------------------------
                                                                                  3,928,857     2,321,741

----------------------------------------------------------------------------------------------------------
                                                                                $ 5,221,102   $ 3,852,049
==========================================================================================================

Common shares outstanding (000's)                                                   123,883       121,580
Common share purchase options outstanding (000's)                                     3,921         6,696

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,                 SEPTEMBER 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)                                  2005           2004           2005           2004
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations                                   $     2,382    $    36,995    $    99,971    $   127,549
     Items not affecting cash:
          Stock-based compensation                                               1,812          2,619          7,276          5,562
          Depreciation and amortization                                         18,923         17,488         52,096         53,209
        Gain on disposal of investments                                             --         (2,532)            --         (2,574)
        Premium on redemption of bonds                                          65,483             --         65,483             --
        Unrealized loss in market value on short-term                           20,262             --         20,262             --
             investments
        Future income taxes                                                   (155,009)         3,406       (142,101)        16,314
        Amortization of deferred financing costs                                   457            465          1,374          1,145
        Unrealized foreign exchange gain on
             long-term monetary items                                           (9,057)        (1,964)        (9,060)        (4,184)
        ----------------------------------------------------------------------------------------------------------------------------

     Funds provided by (used in) continuing operations                         (54,747)        56,477         95,301        197,021
     Changes in non-cash working capital balances                              106,929        (34,941)       166,365         59,881
------------------------------------------------------------------------------------------------------------------------------------
                                                                                52,182         21,536        261,666        256,902
------------------------------------------------------------------------------------------------------------------------------------

Discontinued operations:
     Funds provided by discontinued operations                                  53,330         48,516        195,877        123,317
     Changes in non-cash working capital balances of
          discontinued operations                                              (21,286)       (30,958)       (69,550)       (71,202)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                32,044         17,558        126,327        52,115

Investments:
     Business acquisitions, net of cash acquired                               (30,421)        (1,160)       (30,421)      (660,002)
     Purchase of property, plant and equipment                                 (77,155)       (83,629)      (238,605)      (192,610)
     Purchase of intangibles                                                        --           (314)           (20)          (314)
     Proceeds on sale of property, plant and equipment                           8,941         13,371         26,062         24,617
     Proceeds on disposal of investments                                            --          5,829             --          5,877
     Proceeds on disposal of discontinued operations                         1,306,280          8,553      1,306,280         49,299
     Investments                                                                    --          1,340             --             --
     -------------------------------------------------------------------------------------------------------------------------------
                                                                             1,207,645        (56,010)     1,063,296       (773,133)
------------------------------------------------------------------------------------------------------------------------------------

Financing:
     Increase in long-term debt                                                     --             --             --        522,136
     Repayment of long-term debt                                                    (3)      (161,994)           (12)      (173,257)
     Deferred financing costs on long-term debt                                     --           (627)            --         (5,612)
     Issuance of common shares on exercise of options                           15,405         13,584         40,522         50,355
     Issuance of common shares, net of costs                                        --        276,455             --        276,455
     Purchase of employee stock options                                        (28,564)            --        (28,564)            --
     Change in bank indebtedness                                                    --        (71,795)            --       (147,909)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                               (13,162)        55,623         11,946        522,168

------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                        1,278,709         38,707      1,463,235         58,052
Cash and cash equivalents, beginning of period                                 306,538         40,715        122,012         21,370
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                   $ 1,585,247    $    79,422    $ 1,585,247    $    79,422
====================================================================================================================================

CANADIAN DRILLING OPERATING STATISTICS

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                 2005                                      2004
                                                 -----------------------------------------------------------------------------
                                                                              Market                                   Market
                                                 Precision     Industry*     Share %       Precision     Industry*    Share %
                                                 -----------------------------------------------------------------------------
Number of drilling rigs                                229           738        31.0             226           686       32.9
Number of operating days (spud to release)          32,587       109,477        29.8          29,526        92,896       31.8
Wells drilled                                        5,783        17,288        33.5           5,644        15,981       35.3
Average days per well                                  5.6           6.3                         5.2           5.8
Metres drilled (000's)                               6,414        19,655        32.6           5,905        16,901       34.9
Average metres/day                                     197           180                         200           182
Average metres/well                                  1,109         1,137                       1,046         1,058
Rig utilization rate (%)                              52.1          55.6                        47.8          49.8

* Excludes non-CAODC rigs.


A conference call to review the third quarter 2005 results has been scheduled for 12:00 noon MST on Thursday, October 27, 2005. The conference call dial-in number is 1-800-814-4861.

A live webcast will be accessible at WWW.PRECISIONDRILLING.COM by selecting Investor Relations.

FOR FURTHER INFORMATION, PLEASE CONTACT HANK B. SWARTOUT, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.